UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

16944W104

(CUSIP Number)

June 8, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104

1	NAME OF REPORTING PERSONS. Zhangxing Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,821,574 American Depositary Shares (representing 7,286,296 ordinary shares)[1]
	6	SHARED VOTING POWER 443,500 American Depositary Shares (representing 1,774,000 ordinary shares)[1]
	7	SOLE DISPOSITIVE POWER 1,821,574 American Depositary Shares (representing 7,286,296 ordinary shares)[1]
	8	SHARED DISPOSITIVE POWER 443,500 American Depositary Shares (representing 1,774,000 ordinary shares)[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,074 American Depositary Shares (representing 9,060,296 ordinary shares)[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%[2]
12	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Each American Depositary Share represents four ordinary shares.
[2]	Based upon 135,320,433 ordinary shares outstanding as of July 31, 2020, as stated by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on August 4, 2020.

CUSIP No. 16944W104

Item 1.	(a)		Name of Issuer
China Distance Education Holdings Limited

	(b)		Address of Issuer’s Principal Executive Offices 18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, People’s Republic of China

Item 2.	(a)		Name of Person Filing
This statement is filed by Zhangxing Wang.

	(b)		Address of Principal Business Office or, if none, Residence
The address of Mr. Wang is 36th Floor, 500 Guangdong Road, Huangpu District, Shanghai.

	(c)		Citizenship
Mr. Wang is a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China.

	(d)		Title of Class of Securities
Ordinary shares, $0.0001 par value per share
American Depositary Shares, each representing four ordinary shares

	(e)		CUSIP Number
16944W104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 16944W104

Item 4.	Ownership.

	(a)	Amount beneficially owned:

		Mr. Wang:		2,265,074 American Depositary Shares, representing 9,060,296 ordinary shares

	(b)	Percent of class:

		Mr. Wang:		6.7%

The percentage amounts are based on 135,320,433 shares outstanding as of July 31, 2020, as reported in Form 6-K furnished by the Issuer with the U.S. Securities and Exchange Commission on August 4, 2020.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			Mr. Wang:	1,821,574 American Depositary Shares, representing 7,286,296 ordinary shares

		(ii)	Shared power to vote or to direct the vote:

			Mr. Wang:	443,500 American Depositary Shares, representing 1,774,000 ordinary shares

		(iii)	Sole power to dispose or to direct the disposition of:

			Mr. Wang:	1,821,574 American Depositary Shares, representing 7,286,296 ordinary shares

		(iv)	Shared power to dispose or to direct the disposition of:

			Mr. Wang:	443,500 American Depositary Shares, representing 1,774,000 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

CUSIP No. 16944W104

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2020

/s/ ZHANGXING WANG
Zhangxing Wang